

DIVISION OF
INVESTMENT MANAGEMENT

September 15, 2011

Charles M. Schneider
Counsel
Principal National Life Insurance Company
711 High Street
Des Moines, Iowa 50392

>   Re:   Principal National Life Insurance Company VL Separate Account
>         Initial Registration Statement on Form N-6
>         Principal National VUL Income III (File Nos. 333-175768 & 811-22589)

Dear Mr. Schneider:

The staff has reviewed the above-referenced registration statement, which the Commission received on July 25, 2011. We have given this filing a full review noting its similarity to the currently effective related VUL II product (SEC File No. 333-146896) identified in your EDGAR correspondence. Staff comments based on our review are indicated below. Page references reflect the pages in the unmarked courtesy copy you provided. Section references and capitalized terms correspond to the prospectus filed with this registration statement. Item references are to the item numbers set forth in Form N-6 unless otherwise indicated. .

*1.   General: Completeness.* Please include a representation to the effect that the prospectus contains all material provisions of the contract and that any variations are pursuant to state law. If any provision varies based on state law, specifically disclose this in the description of the feature and identify any elements that may vary (*e.g.*, length of free-look period, what may be returned pursuant to free look, limits on loan amounts *etc.*).

*2.   Policy Benefits Summary: Death Benefits & Proceeds (p. 4).* Please identify the default death benefit if a contractowner does not specify a choice on the application. Alternatively, clarify that the death benefit option must be selected before a contract will be issued.

*3.   Policy Risks Summary (pp. 5-6).* Please use plain English to describe the risk of poor investment performance more clearly and directly (*e.g.*, if your selected underlying funds perform poorly, you could lose the entire amount you invested in them). The revised summary should also explain why policy and surrender charges make this product an inappropriate short-term investment (*i.e.*, during the earlier policy years these expenses are higher and have a more negative impact on contract value). *See* IC-25522. Also, in the summary of adverse tax consequences, please indicate that death benefits may be subject to estate taxes. Finally, in the underlying fund risk section, briefly summarize the risks of fund of funds and/or asset allocation funds if applicable.

*4.   Fee Tables: Generally (pp. 7-10).*
*a.   Charge Names.* Generally, fee names that identify an expense without using industry jargon are easier to understand. Where expenses have similar sounding, vague names (like Sales Charge, Monthly Administration Charge, Monthly Policy Issue Charge, and Asset Based Charge), please consider using more descriptive alternatives instead. Also, where a particular feature has more than

one fee, use a unique name for each charge to avoid confusion. For example, the name "Death Benefit Advance Rider" currently refers to: (i) the annual charge for this feature; and (ii) the $150 administrative service charge that is assessed only at the time the benefit is exercised. Consider substituting a more descriptive name for the transaction charge (*e.g.*, "Benefit Processing Charge" or something similar).

*b. Uniform, Organized Presentation.* For clarity and continuity, please present the footnote numbers in sequential order throughout the fee table section. If information applies to more than one entry or table, state it in the text of the first footnote and cross-reference it in the text of subsequent footnotes (*e.g.*, "see Footnote 4"). Likewise, you may show current charges in addition to the maximum charge, but please do so consistently. Presently, some charges have separate line items even though the current charge is already at the maximum level. Other times, there is just a "maximum" designation (*e.g.*, the Death Benefit Advance Rider) or no designation at all (*e.g.*, Salary Increase Rider). Revise where appropriate.

**5. *Transaction Table (p. 7).***
*a. Premium Tax.* If the current charge varies by jurisdiction, state the range in the "current" line. *See* Instruction 2 to Item 5(a).

*b. Transfer Fee for Unscheduled Division Transfer: Footnote 3.* The footnote text states that the charge does not include any transfer charges imposed by underlying funds. Registrants may not reserve the right to impose fee that are not disclosed in the fee table. Please delete the reference or add an underlying fund transfer fee line to the transaction table stating the maximum charge applicable under the contract.

**6. *Periodic Charge Table (pp. 8-10).***
*a. Asset Based Charge.* Please remove the qualifying language ("equivalent to") from the Amount Deducted column. Registrant can make the same point more clearly without this language by simply substituting "(annualized charge)" instead of "per year" after "0.15% of net policy value."

*b. Footnotes.* Only one of the two footnotes about charges based on personal characteristics mentions personalized illustrations. Is this intentional? Also, please state that illustrations will be provided free of charge or add the illustration charge to the fee table line and corresponding narrative to the prospectus where appropriate.

**7. *Portfolio Fee Table (p. 10).*** In your response letter, please confirm that the service fee and all acquired fund fees and expenses are reflected in the minimum and maximum figures in the table.

**8. *Glossary (pp. 11-13).*** Many of the terms in the glossary are ordinary words that have a special meaning in this product. For the glossary to be useful, readers should be able to recognize them as defined terms when they appear in the prospectus text. Please capitalize them throughout or use some other method to distinguish them from ordinary language (*e.g.*, underlining, bold, italics, different font or other recognizable indicator).

**9. *The Company (p. 14).*** Please identify the obligations of the general account. Disclose that (1) unlike the separate account, the general account is not segregated or insulated from the claims of the insurance company's creditors, and (2) investors are looking to the financial strength of the insurance company for its obligations under the contract including, for example, the fixed account interest obligations.

*10. Principal National Life ... Separate Account (p. 14).* This section does not provide enough context for readers to understand the cautionary paragraph about investments in the Money Market Division. Please add general disclosure explaining how fund performance and contract charges impact contract value and why positive returns do not always correspond to higher contract value (*i.e.*, impact of down markets). Readers should understand that assets allocated to any underlying fund are subject to market risk and all underlying fund types can impact contract value. Given that the last paragraph is specific to the Money Market Division, please move that information to the fund summary in the next sub-section ("The Fund").

*11. Premium Expense Charge (pp. 16-17).* For clarity, please insert "current" between "the" and "sales" in the first line of the first bullet point. Also, neither the fee table nor the narrative indicate who bears the burden of tax rate increases. If the investor's tax expense could increase in this situation, please state this directly. Finally, revise the related footnote so the point of the last sentence is clearer. Please expressly state that contractowners could end up paying a higher premium expense tax than their state requires because the fee is based on nationally averaged rates.

*12. Net Policy Loan Charge (pp. 19, 39).* Per Item 5(a), please include a brief description stating the amount of the charge in the Charges and Deductions section on page 19 or provide the specific page number for the cross-referenced section. Currently, the relevant information does not appear until page 39.

*13. Surrender Value Enhancement Rider (p. 20).* Please clarify the reference to premium paid in excess of target premium in policy years 1 through 7. Specifically, is the charge (i) only assessed for the first 7 policy years; or (ii) only based on only the premium paid in excess of target premium during years 1 - 7 but charged for the life of the contract?

*14. Life Paid-Up Rider (p. 25).* The narrative states that Registrant reserves the right to begin the rider benefit when if the relevant conditions are satisfied and loan indebtedness reaches a particular percentage. Given that there is a charge deducted from policy value when the rider benefit begins, please provide additional information about the procedures Registrant will follow if it exercises this right. Will the trigger percentage be calculated on a regular basis (*i.e.*, daily, weekly, monthly, *etc.*)? Will contractowners be notified in advance and given the opportunity to pay down the loan or add premium payments instead? If not, how can contractowners determine if their loan is close to the trigger mark?

*16. Surrender Value Enhancement Rider (p. 26).* Please explain what "approved premium financing cases" means and how a prospective purchaser can determine whether he or she is eligible (*i.e.*, how does someone know if they will qualify under the "then relevant underwriting guidelines"). The prospectus must provide all material information necessary to make an informed investment decision regarding all features offered.

*17. Premium Limitations (p. 29).* Please describe the general circumstances in which a premium payment may increase the policies death benefit more than it would increase the contract value.

**18. *Policy Loans (p. 39)*.** Please indicate the interest credited on amounts held in the loan account and explain the effect of that interest on the interest charged on loan indebtedness.

**19. *Other Required Disclosure, Exhibits, and Representations.*** Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We note that a significant number of the required exhibits are still pending and recommend that you provide them as soon as possible to provide the Staff with adequate time to ensure they satisfy all regulatory requirements. We further urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

\* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \*

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products